UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BREEZE-EASTERN CORPORATION

(Name of Subject Company)

BREEZE-EASTERN CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

106764103

(CUSIP Number of Class of Securities)

Mark M. McMillin

General Counsel and Corporate Secretary

Breeze-Eastern Corporation

35 Melanie Lane

Whippany, New Jersey, 07981

Telephone: (973) 602-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

COPIES TO:

Mitchell S. Presser, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Breeze-Eastern Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on December 10, 2015, and Amendment No. 2 filed with the SEC on December 23, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Hook Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“Parent”), made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Shares”) at a purchase price of $19.61 per Company Share, net to the seller thereof in cash, subject to withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on December 3, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on December 10, 2015, and Amendment No. 2 filed with the SEC on December 23, 2015 (as amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately after the final paragraph of the “Background of the Offer” subsection:

“The go shop period expired at 11:59 p.m., New York City time, on December 28, 2015. The Company did not receive any alternative proposals from any potential buyer during the go shop period.”

Item 7. Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately after the final paragraph under the heading “Purposes of the Transaction and Plans or Proposals”:

“The go shop period expired at 11:59 p.m., New York City time, on December 28, 2015 as further discussed above in the “Background of the Offer” subsection of “Item 4 —The Solicitation or Recommendation”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Breeze-Eastern Corporation

By:	/s/ Serge Dupuis
Name: Serge Dupuis
Title: Chief Financial Officer and Treasurer

Dated: December 29, 2015